FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1-4, 7 AND 9 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Converts Qualmax Debt into Shares of New World; Dated January 10, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: January 10, 2007

BOS Converts Qualmax Debt into Shares of New World

TERADYON, Israel – (BUSINESS WIRE) – January 10, 2007 – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE:BOSC), announced today that it has closed a transaction with Qualmax Inc. (QMXI.PK, “Qualmax”) and its subsidiaries, New World Brands Inc. (NWBD.OB, “New World”) and IPGear Ltd., pursuant to which BOS converted approximately $1.5 million payable to BOS by Qualmax and IPGear into 5.50652 shares of Series A Convertible Preferred Stock of New World, which are convertible into approximately 16,500,000 shares of New World Common Stock, reflecting a conversion rate of $0.09 per one share of Common Stock.

In connection with the transaction, BOS agreed to grant New World, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the New World shares held by BOS, at prices ranging from $0.12 to $0.24 per share of Commons Stock.

In addition, BOS agreed to enter into a lock up agreement, restricting the transfer of its share holdings in Qualmax and in New World, for up to two years.

BOS – IDEAL Software GmbH (“IDEAL”) Dispute Settled

BOS also announced today that it has entered into a settlement of its previously announced dispute with Ideal Software GmbH with respect to license fees payable by BOS to IDEAL. Pursuant to the settlement, on December 21, 2006, BOS has paid IDEAL an amount of 110,000 Euros, and BOS has agreed to withdraw the claim it has filed against IDEAL and others in Israel.

Mr. Shmuel Koren, President and CEO of BOS, commented: “I am pleased to be able to announce the closing of the Qualmax transaction and the settlement of the IDEAL dispute. The Qualmax transaction will enable Qualmax and its subsidiaries to have the requisite funds needed for their growth, which we believe will enhance the value of BOS’ investment in these companies.

In addition, the settlement of the IDEAL dispute puts an end to the uncertainty related to this matter.”

Appointment of a New CFO

In addition, BOS announced that it has appointed Mr. Eyal Cohen as its new Chief Financial Office, effective January 2007. Mr. Cohen is a licensed CPA in Israel and in the United States and holds a B.A. in accounting and business administration. Previously, Mr. Cohen served as BOS’ controller and prior to that held the position of Chief Financial Officer at Cellact Ltd. Mr. Cohen replaces Mr. Nehemia Kaufman.

Mr. Shmuel Koren, President and CEO of BOS, commented: “Mr. Kaufman has completed over three years of service with the Company, during which he met the highest professional standards. We wish him success in his future endeavors. We welcome Eyal to his new position, and extend to him best wishes in fulfilling it”

BOS Relocates Headquarters to the Center of Israel

Finally, BOS announced that it has decided to relocate its Headquarters to the city of Rishon Lezion, in the center of Israel. In addition BOS will move its manufacturing and development facilities from Teradyon to the city of Yoqneam, in the North of Israel. The relocation is expected to be completed by the end of the first quarter of 2007.

Mr. Shmuel Koren, President and CEO of BOS, commented: “The relocation of BOS’ Headquarters to the center of Israel implements our strategy to be close to our customers, major shareholders and the capital market, and is part of our comprehensive reorganization activities.”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. BOS website address is www.boscorporate.com.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il;
Mr. Eyal Cohen, +972-52-3793450
eyalc@boscom.com